Exhibit 99.2

Dr. Reddy’s Laboratories Ltd. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500 034, Telangana, India.
CIN : L85195TG1984PLC004507
Tel :+91 40 4900 2900
Fax :+91 40 4900 2999
Email: mail@drreddys.com
www.drreddys.com

April 14, 2017

Corporate Relationship Department		National Stock Exchange of India Ltd.
BSE Limited		“Exchange Plaza”
Dalal Street, Fort		Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001		Mumbai – 400 051
Fax Nos.:	022-22723121 / 22723719	Fax Nos.:	022-26598120/26598237/
	22722037 / 22722039		26598238

Scrip Code: 500124		Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Intimation

This is to inform you that the audit of our API Srikakulam Plant (SEZ), Andhra Pradesh by the US FDA, has been completed today with no observations.

This is for your information and record.

With regards,

/s/ Vikas Sabharwal

Vikas Sabharwal

Assistant Company Secretary

Encl: As above

CC: New York Stock Exchange Inc. (Stock Code: RDY)